UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K

[ ] Form 20-F

[ ] Form 11-K

[X] Form 10-Q

[ ] Form 10-D

[ ] Form N-SAR

[ ] Form N-CSR

     For Period Ended: December 31, 2015

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant

American BriVision (Holding) Corporation.

Former name if applicable

Address of principal executive office

11 Sawyers Peak Drive

City, state and zip code

Goshen, NY 10924

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] [X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Forms

10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended December 31, 2015 and 2014, within the prescribed time period because the Registrant has not been able to obtain and assimilate all information required to complete its accounting and disclosures along with the XBRL tagging needed for a complete filing.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eugene Jiang

                                               845-291-1291

        (Name)                            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                       [x]  Yes    [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes     [x] No

American BriVision (Holding) Corporation

 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    American BriVision (Holding) Corporation

Date: February 16, 2016

            By: _/s/ Eugene Jiang______ ______

Eugene Jiang

Chief Executive Officer